

02003624

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 0 8 2002
354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1335 PUGET SOUND PLAZA, 1325 FOURTH AVE
(No. and Street)

SEATTLE	WA	98101-2509
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR. (206) 682-6261
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN PLLC
(Name — *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN NELSON & CO., INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title


DOUG OSTRANDER
COMMISSION EXPIRES
NOTARY
PUBLIC
APRIL 1, 2002
STATE OF WASHINGTON

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5.

PETERSON SULLIVAN P.L.L.C.
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has recorded its investments at historical cost in the accompanying statement of financial condition. These investments, in our opinion, should be recorded at fair value to conform with accounting principles generally accepted in the United States ("GAAP"). The effect of this departure from GAAP is to understate investments by $387,899 (net of tax), and stockholder's equity by the same amount as of December 31, 2001, and to overstate net income by $121,720 (net of tax effect of $62,704) for the year ended December 31, 2001.

In our opinion, except for the effects of recording investments at historical cost instead of at fair values as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Nelson & Co., Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 23, 2002

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	29,613
Cash segregated in compliance with Federal and other regulations		6,265
Accounts receivable		9,187
Federal income tax receivable		10,261
Securities held for resale, at fair value		51,886
Note receivable		44,000
Investments, at cost (fair value, net of deferred tax, is $885,651)		497,752
Furniture and equipment, net of accumulated depreciation of $88,097		30,363
	$	679,327

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing company	$	38,370
Accounts payable and accrued liabilities		79,354
		117,724
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		546,893
		561,603
	$	679,327

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

Revenues	
Gain on securities transactions	$ 395,039
Gain on other investment transactions	151,869
Unrealized loss on securities held for sale	(695)
Commissions	501,733
Interest, dividends and other income	86,561
	1,134,507
Expenses	
Compensation and benefits	597,295
Profit sharing contribution	54,750
Occupancy rent	126,855
Taxes, other than on income	58,945
Professional fees	42,961
Office supplies	21,765
Interest	8,008
Depreciation	22,625
Telephone	28,300
Dues and subscriptions	13,991
Contributions	10,300
Auto	23,717
Printing	7,383
Advertising	10,375
Travel	6,262
Underwriting expenses	17,855
Other operating expenses	28,948
	1,080,335
Income before provision for federal income tax	54,172
Provision for federal income tax	(6,059)
Net income	$ 48,113

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings	Total
Balance, December 31, 2000	$ 14,710	$ 498,780	$ 513,490
Net income for 2001		48,113	48,113
Balance, December 31, 2001	$ 14,710	$ 546,893	$ 561,603

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash Flows from Operating Activities	
Net income	$ 48,113
Adjustments to reconcile net income to cash flows from operating activities	
Depreciation	22,625
Gain on investment transactions	(151,869)
Unrealized loss on securities held for sale	695
Changes in operating assets and liabilities	
Cash, segregated	(98)
Accounts receivable	(9,187)
Securities held for resale	88,057
Federal income tax, payable/receivable	(10,250)
Accounts payable and accrued liabilities	(14,528)
Cash flows from operating activities	(26,442)
Cash Flows from Investing Activities	
Proceeds from sales of investments	188,240
Purchase of investment	(89,660)
Purchase of furniture and equipment	(32,181)
Cash flows from investment activities	66,399
Cash Flows from Financing Activity	
Decrease in payable to clearing company	(21,928)
Increase in cash	18,029
Cash balance, beginning of year	11,584
Cash balance, end of year	$ 29,613
Supplemental cash flow information	
Cash paid during the year for	
Federal income tax	$ 16,309
Interest	$ 8,008

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. (the "Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Security transactions are recorded on a settlement date basis which is not materially different than if the transactions were recorded on a trade date basis. The Company's customers are primarily individuals located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Securities Held for Resale

Securities held for resale are common shares of stock and bonds and are carried at fair value. Realized (calculated using the specific identification method) and unrealized gains and losses are reflected in the results of operations for the year.

Note Receivable

The note is receivable from a political campaign fund. The fund sponsored the election campaign of a company employee. The note is unsecured, due on demand, and bears interest at a variable margin rate.

Investments

Investments are various common stocks and are carried at cost. Cost is determined on the specific identification method. Realized (calculated using the specific identification method) gains and losses are reflected in the results of operations for the year. At December 31, 2001, the fair value of investments exceeded the cost basis by $387,899 after considering deferred tax effects of $199,787.

Note 1. (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated using accelerated methods over five to seven years.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. There were no significant temporary differences at December 31, 2001.

The provision for Federal income tax can differ from the statutory rate primarily due to interest income exempt from tax and the dividends received deduction.

Cash

The Company maintains its cash balances in large commercial banks and with a large brokerage institution. Bank balances are insured up to $100,000 by the Federal Deposit Insurance Corporation and brokerage balances are insured up to $500,000 by the Security Investors Protection Corporation.

Cash balances are available for immediate withdrawal. Segregated cash as discussed in Note 2 is not considered part of cash balances for the purpose of the statement of cash flows.

Advertising

Advertising costs are expensed as incurred.

Note 2. Segregated Cash

In accordance with regulations of the SEC, the Company is to maintain special reserve bank accounts for the exclusive benefit of customers. At December 31, 2001, cash in these accounts totaled $6,265 even though no reserve was required.

Note 3. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 4. Leases

In January 2001, the Company signed a new office lease agreement to occupy a new office space. The lease expires on January 31, 2003. Future minimum lease payments for the years ending December 31 are as follows:

2002	$ 126,960
2003	10,580
	$ 137,540

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2001, the Company had computed net capital of $574,429, which was in excess of the required net capital level by $324,429. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .20 to 1.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT
TO RULE 15c3-1
December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	561,603
Additions:		
Unrealized appreciation on investments, net of deferred taxes of $199,787		387,899
Deferred taxes associated with the haircut on unrealized appreciation		59,936
Deductions:		
Fixed assets and unsecured receivables		(93,812)
Haircuts on securities (all at 30%)*:		
Common stocks and other securities		(341,197)
Net capital	$	574,429

* Haircut percentage complies with Rule 15c3-1

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to clearing company	$	38,370
Accounts payable and accrued liabilities		79,354
Aggregate indebtedness	$	117,724

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		20%
Ratio of aggregate indebtedness to net capital		.20 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2001

Credit balances	$	-
Debit balances		
Excess total credits over debits	$	-
Amount required to be on deposit (Excess credits over debits x 105%)	$	-
Amount held on deposit in reserve bank accounts	$	6,265

MARTIN NELSON & CO., INC.

SCHEDULE III
SCHEDULES OF RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
December 31, 2001

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Excess of total credits over debits as reported by the Company	$ -
Excess of total credits over debits, as audited	$ -

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, as reported by the Company	$ 451,755
Deferred tax associated with haircut on unrealized appreciation	59,936
Adjustment to correct effects of deferred taxes, assuming investments were marked to market	62,704
Other	34
Net capital, as recalculated	$ 574,429

MARTIN NELSON & CO., INC.

SCHEDULE IV
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2001

The market value and number of items of:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under rule 15c3-3.	NONE
Number of items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

PETERSON SULLIVAN P.L.L.C.
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Martin Nelson & Co., Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Martin Nelson & Co., Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's

above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used for any other purpose.

Peterson Sullivan PLLC

January 23, 2002

CONTENTS

MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001